LAW OFFICES
LIPPENBERGER, THOMPSON, WELCH, SOROKO & GILBERT LLP
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CORTE MADERA, CA  94925
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email: rsoroko@LTWS.com

SAN FRANCISCO OFFICE
(415) 262-1200
June 16, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Registration Statement on Form S-3

Ladies/Gentlemen:

Enclosed for filing by the above-referenced company is Amendment No. 2 to Registration Statement on Form S-3.

Please direct all correspondence and communications with respect to this registration statement to the undersigned.

Very truly yours,

Richard S. Soroko